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                                             Filed by Chordiant Software, Inc.
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                         Pursuant to Rule 425 under the Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-12 of the
                                               Securities Exchange Act of 1934

                                          Subject Company: Prime Response, Inc.
                                                 Commission File No. 000-28873


                          Chordiant Software, Inc.
                            Prime Response, Inc.
                           Teleconference Script


1:45 p.m. PT / 4:45 p.m. ET
January 8, 2001

(Teleconference operator introduces call, welcomes participants and introduces Sam Spadafora as call moderator.)


Sam Spadafora:

1) Good morning. Thank you for joining us on relatively short notice for a special teleconference on Chordiant Software's planned acquisition of PrimeResponse. With me is Peter Boni, president and CEO of PrimeResponse. We announced our definitive agreement in a joint news release issued approximately 45 minutes ago. On today's call, we'll summarize the highlights of the deal for you, and then open the floor for questions.

2) In the course of this teleconference, we may make forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. These forward-looking statements are generally identified by words and phrases such as `will,' `would,' `expect,' `anticipate,' `plan,' `believe,' `envision,' `look forward to,' and other similar words and expressions. The risks included in these forward-looking statements are detailed in the reports filed from time to time by Chordiant Software and PrimeResponse with the Securities and Exchange Commission. Please refer specifically to each company's Quarterly Report

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   on Form 10-Q for the quarter ended September 30, 2000, Chordiant's initial public offering prospectus dated February 15, 2000, and PrimeResponse's initial public offering prospectus dated March 3, 2000. For detailed risks related to the proposed transaction, please refer to the joint news release issued today, the Form S-4 to be filed by Chordiant with the SEC and the joint proxy statement/prospectus to be mailed by both companies to their respective stockholders, when it becomes available.

3) As you know, Chordiant is one of the leading developers of Unified CRM Solutions, and PrimeResponse is a leader in business-to-consumer relationship marketing. The combined total revenues of the two companies for the nine months ended September 30 were $45.5 million, and we anticipate that the merger will be accretive at the top line. At September 30, the two companies' combined cash balances totaled $104.0 million. On that date, Chordiant's work force consisted of approximately 235 employees, while PrimeResponse's numbered approximately 225. As a result of this transaction, we expect the combined company--called Chordiant Software--to have a customer base of more than 100 global Fortune 1000 companies. These would include blue-chip enterprises such as:

   .  Allianz
   .  AXA
   .  AT&T Broadband
   .  Barclays Mercantile
   .  British Telecom
   .  CIBC
   .  CVS
   .  Deutsche Bank

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   .  DLJdirect
   .  E*TRADE
   .  First USA Bank
   .  General Motors OnStar
   .  Lloyds TSB
   .  MetLife
   .  The Royal Bank of Scotland
   .  And, Wachovia.

4) The combined customer base reflects compelling synergies in specific vertical markets--financial services, banking, communications, travel, and consumer--across major geographic regions. Adding to this market reach several strategic partnerships with global enterprise and eBusiness integrators, as well as numerous relationships with leading hardware and software developers, will make Chordiant one of the most significant CRM software providers in the industry today. We look forward to an expansion of our global operations, as well, resulting in offices throughout the U.S., Europe and the Asia-Pacific region.

5) From a strategic perspective, we envision the combined company offering the industry's leading Unified CRM infrastructure software and relationship marketing applications for extreme customer requirements in the B2C market. Leveraging the intellectual capital and broad network of relationships of both Chordiant and PrimeResponse, we plan to enable the largest B2C companies--enterprises the size of AT&T Broadband, GM, Lloyds, and MetLife-- to manage the complete customer relationship life


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   cycle, from campaign development and delivery to personalize offers, decision-making, service, and retention.

6) META Group has defined the `CRM Ecosystem' as an integration of analytical CRM, operational CRM and collaborative CRM for real-time customer acquisition, offer optimization, retention, and multi-channel servicing. We expect the synergy of the two companies to provide a catalyst for this integration and an industry leadership role for Chordiant.

7) We believe that the combined solution will unify eService, eMarketing and eBusiness functionality for real-time applications across multiple vertical markets, enabling customers to build and strengthen their own customer relationships by targeting their products and services. Successfully delivering this value proposition will position Chordiant as the premier provider of customer acquisition, retention, relationship management, and CRM infrastructure software for intelligent communications. And, it will fulfill our mission to provide the most complete Unified CRM Solution that services millions of individual customers.

Sam Spadafora:

1) That will conclude our prepared remarks, and now we'll take your questions. Operator?

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(Teleconference operator delivers queuing instructions to participants, then calls on them for questions in order of queuing.)

Polled Q&A

(After all questions have been asked, operator turns program back to Sam.)

Sam Spadafora:

1) Again, thank you for joining us this afternoon. Chordiant and PrimeResponse plan to report their respective fourth-quarter and full-year 2000 results in the late January/early February timeframe, and we look forward to updating you on the status of the acquisition and the outlook for the combined companies at that time. Thanks again, and good afternoon.

(Operator concludes call.)

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